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                                                               EXHIBIT (a)(1)(F)

                        PROMISE TO GRANT A STOCK OPTION

     In exchange for your agreement, as set forth in the New Focus, Inc. Offer to Exchange Options Election Form, to cancel certain stock options ("Old Option(s)"), New Focus, Inc. ("New Focus") issued you a stock option (the "First
New Option") covering                shares of New Focus Common Stock, and
hereby promises to grant you a stock option (the "Second New Option") covering shares of New Focus common stock, as adjusted for any stock splits, dividends, recapitalizations or similar events, on or about January 3, 2002, equal to 70% of the aggregate number of shares subject to the Old Options which you tendered for exchange and which were cancelled on July 2, 2001. The exercise price of the Second New Option will be the closing sales price of New Focus common stock as reported on The Nasdaq National Market for the last market trading day prior to the date of grant, which, if the Old Options are cancelled on July 2, 2001, will be January 2, 2002. The Second New Option subject to this promise will vest as to 1/48 of the shares on the date which is one month after the grant date and 1/48 each month thereafter, subject to your continued employment with New Focus on the vesting dates. The Second New Option will otherwise be subject to the standard terms and conditions under New Focus' 2000 Stock Plan and applicable form of stock option agreement.

     This promise does not constitute a guarantee of employment with New Focus for any period. Your employment with New Focus remains "at-will" and can be terminated by either you or New Focus at any time, with or without cause or notice. If you voluntarily terminate your employment with New Focus or if New Focus terminates your employment for any reason or no reason before January 3, 2002, you will lose all rights you have to receive the Second New Option.

     This promise is subject to the terms and conditions of the Offer to Exchange and the memorandum from Ken Westrick, President and Chief Executive Officer of New Focus, both dated June 1, 2001, and the Election Form previously completed and submitted by you to New Focus, all of which are incorporated herein by reference. The documents described herein reflect the entire agreement between you and New Focus with respect to this transaction. This promise may only be amended by means of a writing signed by you and a duly authorized officer of New Focus.

     Please keep the original copy of this promise in a safe place, as you will be required to tender it in exchange for the Second New Option.

                                          NEW FOCUS, INC.

                                          By:
                                            ------------------------------------

Date:             , 2001